                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF        MAY                     , 20 04
                --------------------------------    ---


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

           JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                                  PERUSAHAAN PERSEROAN (PERSERO)
                                                  PT TELEKOMUNIKASI INDONESIA
                                                  ------------------------------
                                                           (REGISTRANT)


DATE       MAY 14, 2004                           BY /s/ Rochiman Sukarno
    --------------------------                      ----------------------------
                                                            (SIGNATURE)

                                                         ROCHIMAN SUKARNO
                                                  HEAD OF INVESTOR RELATION UNIT

                                  PRESS RELEASE
                            No.TEL.217/PR000/UHI/2004

                      TELKOM RECEIVE IDD COMMERCIAL LICENSE


JAKARTA, MAY 14, 2004 - We hereby announced that on May 13, 2004, PT (Persero) Telekomunikasi Indonesia Tbk. (TELKOM) has received its commercial license for IDD services from the Government.

Currently, all system to deliver IDD service is ready for operation. TELKOM's 007 clear channel code access for IDD premium services will compliment the Company's existing international VoIP base international service TELKOMGlobal 017.

TELKOM plan to commercially launch its 007 clear channel code acess IDD service through a bundling package method with its other services for high-end customers.





ROCHIMAN SUKARNO
Head of Investor Relations

For further information, please contact:

Investor Relations Unit
Phone:   62-21-5215109
Fax:     62-21-5220500
E-mail:  investor@telkom.co.id
Website: www.telkom.co.id

                                  PRESS RELEASE
                           No. TEL.216/PR000/UHI/2004

   TELKOM AND TELEKOM MALAYSIA SIGNED AGREEMENT FOR DUMAI-MELAKA CABLE SYSTEM
                                   DEPLOYMENT

Jakarta, May 14, 2004 - It is hereby announced that today PT. Telekomunikasi Indonesia, Tbk. ("TELKOM") and Telekom Malaysia Berhad ("TM") have signed a Cooperation Agreement on Deployment and Maintenance of Dumai-Melaka Cable System ("DMCS"). At the same time, the TELKOM-TM Consortium and NEC Corporation have signed Procurement Agreement of DMCS. The contract valued of US$ 8,742,804.97 (including VAT) was scheduled to be completed in 6 month, and would be funded by TELKOM and TM in equal amount, with term of payment until December 2005.

DMCS is an optical submarine cable deployment project of approximately 160 KM length, in order to facilitate a strong growth of international telecommunication traffic between Indonesia and Malaysia. In addition to the interconnections with Singapore and Thailand, the link to Malaysia is an important infrastructure for TELKOM to support its international telecommunication business.

To ensure the system's reliability, DMCS will also be able to interconnected with Sumatra Submarine Cable System (Dumai-Batam segment), TIS Network (Batam-Singapore segment) and SEAMEWE-4 (Singapore-Melaka segment) to form a ring configuration in which they act as back-up for each other.

DMCS which employ the Dense Wavelength Division Multiplexing (DWDM) technology, could afford 20 Gigabit per second (Gbps) in initial capacity (each 10 Gbps for TELKOM and TM). The maximum capacity is 320 Gbps equal to 3,870,720 telephone calls simultaneously.

NEC Corporation was selected through an open-tender selection process participated by the global telecommunication technology vendors such as Tyco, Fujitsu, Alcatel, Pirelli, NSW and Opcom.





ROCHIMAN SUKARNO
HEAD OF INVESTOR RELATIONS

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
JAKARTA
TELP    : 62-21-5215109
FAX     : 62-21-5220500
E-MAIL  : investor@telkom.co.id
WEBSITE : www.telkom-indonesia.com